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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

IMMUNOTECHNOLOGY CORPORATION.

(Name of Issuer)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

45253M308

(CUSIP Number)

Stephen Hicks
Petals Decorative Accents LLC
90 Grove St.
Ridgefield, CT 06877
(203) 431-8300

With a copy to:

David A. Broadwin, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
(617) 832-1259

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45253M308	13D/A (Amendment #1)	Page 2 of 13 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stephen M. Hicks
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO**
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,800 shares of Series A preferred stock, $.00001 par value, 240 shares of Series B preferred stock, $.00001 par value and 84,300,000 shares of Common Stock, $.00001 par value.
	8.	Shared Voting Power
	9.	Sole Dispositive Power 10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred stock, $.00001 par value and 84,300,000 shares of Common Stock, $.00001 par value.
	10.	Shared Dispositive Power
11.
Aggregate Amount Beneficially Owned by Each Reporting Person

10,800 Series A preferred stock, $.00001 par value, 240 Series B shares preferred stock, $.00001 par value and 84,300,000 shares of common stock, $.00001 par value.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.
Percent of Class Represented by Amount in Row (11) ☐

87.7% of common stock, 100% of Series A preferred stock and 100% of Series B preferred stock. Total beneficial ownership represents approximatley 91.4% of the aggregate voting power on an as converted to common stock basis.

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45253M308	13D/A (Amendment #1)	Page 3 of 13 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Sunodia Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO**
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 10,800 shares of Series A preferred stock, $.00001 par value, 240 shares of Series B preferred stock, $.00001 par value, and 84,300,000 shares of common stock, $.00001 par value.
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred stock, $.00001 par value and 84,300,000 shares of common stock, $.00001 par value.
11.
Aggregate Amount Beneficially Owned by Each Reporting Person

10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred stock, $.00001 par value and 84,300,000 shares of common stock, $.00001 par value.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.
Percent of Class Represented by Amount in Row (11)

87.7% of common stock, 100% of Series A preferred stock and 100% of Series B preferred stock. Total beneficial ownership represents approximatley 91.4% of the aggregate voting power on an as converted to common stock basis.

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45253M308	13D/A (Amendment #1)	Page 4 of 13 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Petals Decorative Accents LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO**
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 10,800 shares of Series A preferred stock, $.00001 par value, 240 shares of Series B preferred stock, $.00001 par value and 84,300,000 shares of common stock, $.00001 par value.
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred stock, $.00001 par value and 84,300,000 shares of common stock, $.00001 par value.
11.
Aggregate Amount Beneficially Owned by Each Reporting Person

10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred stock, $.00001 par value and 84,300,000 shares of common stock, $.00001 par value.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.
Percent of Class Represented by Amount in Row (11)

87.7% of common stock, 100% of Series A preferred stock and 100% of Series B preferred stock. Total beneficial ownership represents approximatley 91.4% of the aggregate voting power on an as converted to common stock basis.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45253M308	13D/A (Amendment #1)	Page 5 of 13 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Accelerant Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO**
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 10,800 shares of Series A preferred stock, $.00001 par value, 240 shares of Series B preferred stock, $.00001 par value and 84,300,000 shares of common stock, $.00001 par value.
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred stock, $.00001 par value and 84,300,000 shares of common stock, $.00001 par value.
11.
Aggregate Amount Beneficially Owned by Each Reporting Person

10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred stock, $.00001 par value and 84,300,000 shares of common stock, $.00001 par value.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.
Percent of Class Represented by Amount in Row (11)

87.7% of common stock, 100% of Series A preferred stock and 100% of Series B preferred stock. Total beneficial ownership represents approximatley 91.4% of the aggregate voting power on an as converted to common stock basis.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45253M308

**Source of Funds - The securities were issued pursuant to a Contribution Agreement dated June 23, 2006 by and between Petals Decorative Accents LLC (“Petals”) and ImmunoTechnology Corporation.

EXPLANATORY NOTE

This Amendment No. 1 relates to the Schedule 13D filed on behalf of Stephen M. Hicks, Sunodia Partners, LP, Accelerant Partners, LLC and Petals Decorative Accents LLC, (collectively, the "Reporting Persons") with the Securities and Exchange Commission (the “SEC”) on July 11, 2006 (the "Schedule 13D"), relating to shares of common stock of ImmunoTechnology Corporation, a public company with a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.

ITEMS 1 THROUGH 7 OF THE SCHEDULE 13D ARE AMENDED AND SUPPLEMENTED AS FOLLOWS

Item 1.  Security and Issuer

This joint statement on Schedule 13D, as amended, relates to the Series A preferred stock, $.00001 par value per share (the “Series A Preferred Stock”), the Series B preferred stock, par value $.00001 per share (the “Series B Preferred Stock”), and common stock, $.00001 par value per share (“Common Stock”) of ImmunoTechnology Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Executive Pavilion, 90 Grove Street, Ridgefield, CT 06877.

The Issuer’s current report on Form 8-K filed with the SEC on Jule 7, 2006 states that as of June 30, 2006, there were 96,150,000 shares of Common Stock, 10,800 shares of Series A Preferred Stock and 240 shares of Series B Preferred Stock issued and outstanding.

Item 2.  Identity and Background

This joint statement on Schedule 13D, as amended, is being filed by Stephen M. Hicks, Sunodia Partners, LP, Petals Decorative Accents LLC and Accelerant Partners, LLC, who are collectively referred to as the “Reporting Persons.” Mr. Hicks is the president and chairman of the board of directors of the Issuer and is a control person of Petals, Accelerant Partners, LLC and Sunodia Partners, LP. Mr. Hicks has the power to vote and dispose of the securities of the Issuer held by Petals. Information with respect to each of the Reporting Persons is as follows:

(1)	(a) Stephen M. Hicks

(b) 90 Grove Street Suite 206, Ridgefield, CT, 06877

(c) Mr. Hicks is the president and chairman of the board of directors of ImmunoTechnology Corporation.

CUSIP No. 45253M308

(d) No

(e) No

(f) United States

(2)	(a) Sunodia Partners, LP, a Delaware limited partnership.

(b) 90 Grove Street Suite 206, Ridgefield, CT, 06877

(c) Sunodia Partners, LP is a private limited partnership and is the sole member of Accelerant Partners, LLC.

(d) No

(e) No

(3)	(a) Accelerant Partners, LLC., a Delaware limited liability company.

(b) 90 Grove Street Suite 206, Ridgefield, CT, 06877

(c) Accelerant Partners is a privately held limited liability company and is the sole member of Petals.

(d) No

(e) No

(5)	(a) Petals Decorative Accents LLC, a Delaware limited liability company.

(b) 90 Grove Street Suite 206, Ridgefield, CT, 06877

(c) Petals Decorative Accents LLC is currently an inactive business and its assets have been acquired by ImmunoTechnology Corporation.

(d) No

(e) No

Item 3.  Source and Amount of Funds or Other Consideration

As reported on the Schedule 13D, all of the securities of the Issuer held by Petals were acquired pursuant to a Contribution Agreement by and between Petals Decorative Accents LLC and ImmunoTechnology Corporation dated June 23, 2006 (the “Contribution Agreement”).

CUSIP No. 45253M308

Item 4.  Purpose of Transaction

As reported in the Schedule 13D, on June 30, 2006, pursuant to the Contribution Agreement, the Issuer acquired substantially all of the asssets of Petals in exchange for the assumption by the Issuer of certain liabilities of Petals and the issuance to Petals of shares of 10,800 shares of Series A Preferred Stock, 240 shares of Series B Preferred Stock and 90,000,000 shares of Common Stock (the “Acquisition”). Immediately after the closing of the Acquisition and the transactions contemplated by the Contribution Agreement, Petals controled the Issuer and beneficially owned approximately 95.5% of the Common Stock, on a fully diluted, as-converted to Common Stock basis. Prior to the Acquisiton, Immuno was a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (17 CFR 240.12b-2)). Immuno intends to carry on the business of Petals using the assets acquired from Petals.

On July 31, 2006, Petals entered into an Assignment Agreement with Mountain West Partners LLC, a Delaware limited liability company, in exchange for services provided to Petals (the Assignment”).

The disclosure set forth in response to Items 1 and 6 is also incorporated in this section in its entirety.

The Reporting Persons will continue to evaluate ownership and voting position in the Issuer and may consider the following future courses of action:

(i) continuing to hold the Common Stock, Series A Preferred Stock and Series B Preferreed Stock for investment;
(ii) disposing of all or a portion of the Common Stock, Series A Preferred Stock and Series B Preferred Stock in open market sales or in privately-negotiated transactions;
(iii) acquiring additional shares of the Common Stock, Series A Preferred Stock or Series B Preferred Stock in the open market or in privately-negotiated transactions; or
(iv) hedging transactions with respect to the Common Stock, Series A Preferred Stock or Series B Preferred Stock.

The Reporting Persons have not as yet determined which of the courses of action specified in this paragraph they may ultimately take. The Reporting Persons' future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

CUSIP No. 45253M308

Except as set forth in this Schedule 13D, as amended, the Reporting Persons do not have any current intention, plan or proposal with respect to:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12 of the Securities Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own (i) 84,300,000 shares of the Common Stock of the Issuer, representing approximately 87.7% of such class of securities, (ii) 10,800 shares of Series A Preferred Stock, representing 100% of such class of securities and (iii) 240 shares of Series B Preferred Stock, representing 100% of such class of securities. In the aggregate, the Reporting Persons control and beneficially own approximately 91.4% of the Issuer’s Common Stock, on a fully diluted, as-converted to Common stock basis.

(b) Stephen M. Hicks, as the control person of Sunodia Partners, LP, Petals Decorative Accents LLC and Accelerant Partners, LLC, has the sole power to vote and dispose of the shares of Series A Preferred Stock, Series B Preferred Stock and Common Stock held by Petals Decorative Accents LLC.

(c) All of the shares of Series A Preferred Stock, Series B Preferred Stock and Common Stock being reported pursuant to this Schedule 13D, as amended, were acquired on June 30, 2006 pursuant to the Contribution Agreement.

CUSIP No. 45253M308

On July 31, 2006, pursuant to an Assignment Agreement, Petals Decorative Accents LLC assigned 5,700,000 shares of Common Stock to Mountain West Partners LLC, a Delaware limited liability company.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above or otherwise in the Schedule 13D, including the Exhibits, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description	Filed with this Schedule 13D	Incorporated by Reference	Form	Filing Date	Exhibit No.
1.1	Joint Filing Agreement by and among Stephen M. Hicks, Petals Decorative Accents, LLC, Accelerant Partners, LLC and Sunodia Partners LP, dated July 10, 2006.		X	Schedule 13D	July 11, 2006	1.1

4.1	Contribution Agreement by and between Petals Decorative Accents LLC and ImmunoTechnology Corporation, dated June 23, 2006.		X	8-K	June 30, 2006	10.1

4.2	Certificate of Designations, Preferences and Rights of Series A Preferred Stock.		X	8-K	July 7, 2006	3.3

4.3	Certificate of Designations, Preferences and Rights of Series B Preferred Stock.		X		July 7, 2006	3.4

4.4	Employment Agreement by and between Petals Decorative Accents LLC and Stephen M. Hicks, dated March 31, 2006.		X	8-K	July 7, 2006	10.9

6.1	Assignment Agreement by and between Petals Decorative Accents LLC and Mountain West Partners LLC, dated July 31, 2006	X

CUSIP No. 620071100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUNODIA PARTNERS, LP

By: /s/ Stephen M. Hicks
-------------------------------------------------
Stephen M. Hicks
General Partner

ACCELERANT PARTNERS, LLC

By: /s/ Stephen M. Hicks
-------------------------------------------------
Stephen M. Hicks
Manager

PETALS DECORATIVE ACCENTS LLC

By: /s/ Stephen M. Hicks
-------------------------------------------------
Stephen M. Hicks
Manager

Stephen M. Hicks

By: /s/ Stephen M. Hicks
-------------------------------------------------
Stephen M. Hicks

Dated: July 31, 2006